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                 April 21, 2022

       Robert Weinstein
       Chief Financial Officer
       Synaptogenix, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, NY 10036

                                                        Re: Synaptogenix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 15,
2022
                                                            File No. 333-264325

       Dear Mr. Weinstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Doris Gama at 202-551-3188 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Daniel Bagliebter, Esq.